AutoChina International Limited
No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

September 26, 2011

Honest Best Int’l Limited
Room 3713, The Center
99 Queen’s Road Central, Hong Kong

Re:           Amendment to Earn-Out Shares Calculation

Ladies and Gentlemen:

Reference is made to that certain Share Exchange Agreement (the “Agreement”), dated February 4, 2009, as amended on March 11, 2009 by and among AutoChina International Limited (f/k/a Spring Creek Acquisition Corp.) (the “Company”), AutoChina Group Inc., Honest Best Int’l Ltd (“Honest Best”), Yong Hui Li, Wang Yan and certain subsidiaries and affiliated entities of AutoChina Group Inc. named therein, as amended from time to time.  Reference is also made to that certain letter agreement (the “Amendment”), dated as of February 16, 2011, by and between Honest Best and the Company, amending the terms of the Earn-Out in the Agreement.

Whereas, pursuant to Section 1.02(b)(ii) of the Agreement, as amended by the Amendment, Honest Best is entitled to receive certain Earn-Out Shares in accordance with the Share Calculation set forth in Section 1.02(c) of the Agreement for each fiscal year during the Earn-Out Period (specified as 2009-2011 in the Agreement, as amended by the Amendment); and

Whereas, the Company and Honest Best wish to remove the 2011 fiscal year from the definition of the Earn-Out Period, with the effect of terminating the Company’s further obligations with respect to the Earn-Out.

Now, therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Honest Best hereby agree to amend the Share Exchange Agreement as set forth herein.

1.	Section 1.02(c) is hereby amended by deleting the references to FY2011.

2.	Schedule C of the Agreement is struck in its entirety and replaced with the following:

SCHEDULE C
TARGETED EBITDA GROWTH

Earn-Out Consideration Percentage (%) is equivalent to the percentage (%) set forth below each of the respective thresholds for each of the applicable fiscal years ended December 31. Notwithstanding the foregoing, such Earn-Out Consideration Percentage (%) is only applicable in the event that SCAC achieves EBITDA of at least the amount set forth in parenthesis immediately following each of the applicable fiscal years ended December 31 set forth below. For purposes of this Schedule C “G” shall mean Targeted EBITDA Growth.

FY ending 12/31	G > 30%	G > 40%	G > 50%	G > 60%	G > 70%	G > 80%	G > 90%
2009 (US$22.50MM)	5.00%	7.50%	10.00%	12.50%	15.00%	17.50%	20.00%
2010 (US$29.25MM)	0.00%	0.00%	0.00%	0.00%	15.00%	17.50%	20.00%

3.
Except as expressly modified herein, the terms of the Agreement remain in full force and effect. Capitalized terms used and not defined herein shall have the meaning ascribed to them in the Share Exchange Agreement.

4.
This Agreement shall be governed by, and construed in accordance with, the law of the state of New York.  Any dispute, controversy or claim arising out of or relating to the subject matter of this letter, or the interpretation, breach, termination or validity hereof, shall be resolved in accordance with Section 12.09 of the Share Exchange Agreement.

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If the foregoing correctly sets forth the understanding between Honest Best and the Company, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between us.

Very truly yours,

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
	Name:	Yong Hui Li
	Title:	Chairman and Chief Executive Officer

Accepted on the date first above written

HONEST BEST INT’L LTD

By:	/s/ Yong Hui Li
	Name:	Yong Hui Li
	Title:	Director